UNITED STATES

SECURITIES AND EXCAHNGE COMMISSION

Washington, D.C. 20549

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

UNDER THE INVESTMENT COMPANY ACT OF 1940

FIRST EAGLE FUNDS

The undersigned registered open-end investment company, on behalf of the fund listed on Schedule A attached hereto, hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of New York and the state of New York on the 1st day of March, 2023.

		Signature	FIRST EAGLE FUNDS
(Name of Registrant)

		By	/s/ David O’Connor
(Name of director, trustee or officer signing on behalf of Registrant)

General Counsel
(Title)

Attest:	/s/ Sheelyn Michael
(Name)

Secretary and Deputy General Counsel
(Title)

SCHEDULE A

TO THE FORM N-18f-1 ELECTION OF

First Eagle Funds

First Eagle U.S. Smid Cap Opportunity Fund